Exhibit 2.1

DESCRIPTION OF SECURITIES

REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

As of March 31, 2025, Sify Technologies Limited (“we,” “us,” and “our”) had the following series of securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading symbol	Name of each Exchange on which registered
American Depositary Shares, each representing six Equity Shares	SIFY	NASDAQ Capital Market

Our American Depositary Shares (or “ADSs”), as evidenced by American Depositary Receipts (or “ADRs”), are traded in the United States on the Nasdaq Capital Market (“NASDAQ”) under the ticker symbol “SIFY.” Each ADS represents six Equity Shares.

The following summary is subject to and qualified in its entirety by our Memorandum and Articles of Association, as amended, and by Indian law, particularly the Indian Companies Act, 2013, as amended (the “Companies Act”).

This is not a summary of all the significant provisions of our Memorandum and Articles of Association, or of Indian law and does not purport to be complete. We advise that you read our Articles of Association and Memorandum of Association in their entirety as they contain important additional information that is not included herein.

Item 9.A.3 - If the Company’s shareholders have pre-emptive purchase rights and where the exercise of the right of  pre-emption of shareholders is restricted or withdrawn, the Company shall indicate the basis for the issue price if the issue is for cash, together with the reasons for such restriction or withdrawal and the beneficiaries of such restriction or withdrawal if intended to benefit specific persons.

Answer:

Section 62 of the Companies Act, 2013, contains the provisions on further issues of Capital and enacts the principle of pre-emptive rights of shareholders of a Company to subscribe to new shares of the Company. However, such rights can be waived and modified as per the provisions of the Companies Act.

U.S. investors in our ADSs may be unable to exercise pre-emptive rights for the shares underlying our ADSs unless a registration statement under the Securities Act of 1933 is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with a registration statement as well as the perceived benefits of enabling U.S. investors in our ADSs to exercise their pre-emptive rights and any other factors we consider appropriate at the time. We might choose not to file a registration statement under these circumstances. If we issue any of these securities in the future, such securities may be issued to the Depositary, which may sell them in the securities markets in India for the benefit of the investors in our ADSs. There can be no assurances as to the value, if any, the Depositary would receive upon the sale of these securities. If the Depositary determines that the rights could not be sold, the Depositary might allow such rights to lapse. To the extent that U.S. investors in our ADSs are unable to exercise pre-emptive rights, their proportional interests in us would be reduced.

Item 9.A.5. Type and class of securities

5 & 5a State the type and class of the securities being offered or listed and furnish the following information:

Indicate whether the shares are registered shares or bearer shares and provide the number of shares to be issued and to be made available to the market for each kind of share. The nominal par or equivalent value should be given on a per share basis and, where applicable, a statement of the minimum offer price. Describe the coupons attached, if applicable

SHARE CAPITAL

Our Authorized Share Capital is ₹10,00,00,00,000 (Rupees One Thousand Crores only) divided into 75,00,00,000 (Seventy-Five Crores only) Equity Shares, having a par value of ₹10/- per share and 25,00,00,000 (Twenty-Five Crores only) Preference Shares, having a par value of ₹10/- per share.

As of March 31, 2025, 43,41,02,399  Equity Shares / ADS, of par value ₹ 10 per share were issued, outstanding and fully paid.

As of March 31, 2025, 24.03% of our issued and outstanding Equity Shares were held by ADS holders. Our Equity Shares and their holders are registered in a registry of members. All of our shares have equal voting rights and carry equal entitlements to dividends and bonus issue of shares, if any.

Under certain circumstances, the Reserve Bank of India must approve the sale of Equity Shares underlying ADSs by a non-resident of India to a resident of India. The Reserve Bank of India has given general permission to effect sales of existing shares or convertible debentures of an Indian Company by a resident to a non-resident, subject to certain conditions, including the price at which the shares must be sold. Additionally, except under certain limited circumstances, if an investor seeks to convert the Indian rupee proceeds from a sale of Equity Shares in India into foreign currency and then repatriate that foreign currency from India, he or she will have to obtain an additional approval from the Reserve Bank of India for each such transaction. Required approval from the Reserve Bank of India or any other Government agency may not be obtained on terms favorable to a non-resident investor or at all.

Investors who exchange our ADSs for our underlying Equity Shares may be subject to the provisions of the Companies Act and to the disclosure obligations that may be necessary pursuant to the Deposit Agreement with our Depositary. The Companies Act requires that, where the registered owner of shares does not hold the beneficial interest in such shares, both the registered owner and the beneficial owner of such Equity Shares are required to disclose to the Company the nature of their interest, particulars of the registered owner and certain other details.

(b) Restrictions on transfer

Foreign investment in Indian securities, whether in the form of foreign direct investment or in the form of portfolio investment, is governed by the Foreign Exchange Management Act, 1999, as amended (“FEMA”), and the rules, regulations and notifications issued thereunder. Set forth below is a summary of the restrictions on transfers applicable to both foreign direct investments and portfolio investments, including the requirements under Indian law applicable to the issuance and transfer of ADSs.

Ownership restrictions

In terms of Master Circular on Foreign Investment in India, most manufacturing / service sectors do not require prior approval of the DIPP / and/ or any of the ministry/ department of the Government of India, as the case may be, or the RBI, if the activity of the investee-Company fulfill the conditions prescribed for Automatic Route. These conditions include certain eligibility norms, pricing requirements, subscription in foreign exchange, compliance with the Takeover Code (as described below), and ownership restrictions based on the nature of the foreign investor (as described below). Purchases by foreign investors of ADSs are treated as direct foreign investment in the equity issued by Indian companies for such offerings. Foreign investment up to 100 % of our share capital is currently permitted in telecom industry.

The Foreign Exchange Management (Non-Debt Instruments) Rules, 2019 (the "NDI Rules") has brought about a substantial change in the Schedule II to the NDI Rules, stating that effective as of April 1, 2020, the aggregate limit would be the sectoral cap applicable to such Indian Company. An Indian Company may, with the approval by Resolution of its Board of Directors and by Special Resolution of its members: (i) decrease the aggregate limit before March 31, 2020 to a lower threshold of 24%, 49% or 74%, as it deems fit, or (ii) increase the aggregate limit to 49% or 74%, or the sectoral cap or statutory ceiling, as it deems fit. However, once the aggregate limit is increased, the limit cannot be reduced later.

If a FPI’s investments exceed the prescribed limits, the FPI will have the option to divest its excess holdings within 5 trading days, failing which the entire investment in the Company will be considered a Foreign Direct Investment (“FDI”). If the investment falls under a category where FDI is prohibited, the aggregate FPI limit is capped at 24%.

No single FPI may hold more than 10.0% of the shares of an Indian Company and no single NRI may hold more than 5.0% of the shares of an Indian Company. If multiple entities have at least 50% overlap in their ownership (direct or ultimate beneficial owners), then such entities shall be treated as part of the same group and the above percentage of FPI investment limit shall apply to the entire group as if they were a single FPI.

Subsequent transfer of shares

A person resident outside India holding the Shares or Debentures of an Indian Company may transfer the equity instruments held by him, in compliance with the conditions specified in the Foreign Exchange Management (Non-Debt Instruments) Rules, 2019 ("NDI Rules"), as follows:

(i)

A person resident outside India who is not a NRI, an overseas citizen of India or a former Overseas Corporate Body (“OCB”), may transfer by way of sale or gift, the equity instruments held by him to any person resident outside India;

(ii)	A NRI may transfer by way of sale or gift, the equity instruments held by that person to another NRI or to any person resident outside India; or

(iii)

A person resident outside India holding the equity instruments of an Indian Company in accordance with the NDI Rules, (a) may transfer such equity instrument to a person resident in India by way of sale or gift; or (b) may sell such equity instrument on a recognized Stock Exchange in India through a registered broker.

In enacting the NDI Rules, the Central Government superseded the Foreign Exchange Management (Transfer or Issue of Securities by a person Resident Outside India) Regulations, 2017.

The NDI Rules give the readers a consolidated view of the transfer or issue of securities by a person resident outside India and also clarifies several aspects of FDI. These regulations aim towards further simplification and provide greater clarity on differentiation between FDI and FPI.

ADS guidelines

Shares of Indian companies represented by ADSs may be approved for issuance to foreign investors by the Government of India under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993 (the “1993 Scheme”), as modified from time to time, promulgated by the Government of India. The 1993 Scheme is in addition but without prejudice to the other policies or facilities, as described below, relating to investments in Indian companies by foreign investors. The issuance of ADSs pursuant to the 1993 Scheme also affords to holders of the ADSs the benefits of Section 115AC of the Income Tax Act, 1961 for purpose of the application of Indian tax laws. In March 2001, the RBI issued a notification permitting, subject to certain conditions, two-way fungibility of ADSs. This notification provides that ADSs converted into Indian shares can be converted back into ADSs, subject to compliance with certain requirements and the limits of sectorial caps.

The Ministry of Finance, Government of India, enacted The Depository Receipts Scheme, 2014 (the “Depository Receipts Scheme”) effective as of December 15, 2014. In order to facilitate the issuance of depository receipts by Indian companies outside India, the Depository Receipts Scheme repeals the former provisions dealing with depository receipts in the Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993. The Depository Receipts Scheme now governs the issue or transfer of permissible securities to a foreign depository by eligible persons and defines the rights and duties of a foreign depository and obligations of a domestic custodian.

There are certain relaxations provided under the Depository Receipts Scheme subject to prior approval of the Ministry of Finance. For example, a registered broker is permitted to purchase shares of an Indian Company on behalf of a person resident outside of India for the purpose of converting those shares into ADSs. However, such conversion is subject to compliance with the provisions of the Depository Receipts Scheme and the periodic guidelines issued by the regulatory authorities. Therefore, depository receipts converted into Indian shares may be converted back into depository receipts, subject to certain limits of sectorial caps.

Under the Depository Receipts Scheme, a foreign depository may take instructions from depository receipts holders to exercise the voting rights with respect to the underlying equity securities. Additionally, a domestic custodian has been defined to include a custodian of securities, an Indian depository, a depository participant or a bank having permission from SEBI to provide services as custodian. Further, the Depository Receipts Scheme provides that the aggregate of permissible securities which may be issued or transferred to foreign depositories for issue of depository receipts, along with permissible securities already held by persons resident outside India, shall not exceed the limit on foreign holding of such permissible securities under the Foreign Exchange Management Act, 1999.

The Department of Economic Affairs, Ministry of Finance made amendments to certain provisions of the Securities Contracts (Regulation) Rules, 1957 pursuant to Securities Contracts (Regulation) (Amendment) Rules, 2015, on February 25, 2015. As per the amendment, the “public shareholding” for our Equity Shares held by the public includes shares underlying depository receipts if the holder of such depository receipts has the right to issue voting instruction and such depository receipts are listed on an international stock exchange in accordance with the Depository Receipts Scheme.

Fungibility of ADSs

A registered broker in India can purchase shares of an Indian Company that issued ADSs, on behalf of a person residing outside India, for the purposes of converting the shares into ADSs.

The Depository Receipts Scheme states that the aggregate of permissible securities which may be issued or transferred to foreign depositories for issue of depository receipts, along with permissible securities already held by persons resident outside lndia, shall not exceed the limit on foreign holding of such permissible securities under the Foreign Exchange Management Act, 1999.

A limited two-way fungibility scheme has been put in place by the Government of India for ADRs / GDRs. Under this Scheme, a stock broker in India, registered with SEBI, can purchase shares of an Indian Company from the market for conversion into ADRs/GDRs based on instructions received from overseas investors. Re-issuance of ADRs / GDRs would be permitted to the extent of ADRs / GDRs which have been redeemed into underlying shares and sold in the Indian market.

Currently, there is no public trading market for our equity shares in India or elsewhere nor can we assure you that we will take steps to develop one. Our equity securities are only traded on NASDAQ through the ADSs as described in this report. Under prior Indian laws and regulations, our Depository could not accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares without prior approval of the Government of India. The Reserve Bank of India has announced fungibility regulations permitting, under limited circumstances, the conversion of ADSs to equity shares and the reconversion of equity shares to ADSs provided that the actual number of ADSs outstanding after such reconversion is not greater than the original number of ADSs outstanding. If you elect to surrender your ADSs and receive equity shares, you will not be able to trade those equity shares on any securities market and, under present law, likely will not be permitted to reconvert those equity shares to ADSs.

If in the future a market for our equity shares is established in India or another market outside of the United States, those shares may trade at a discount or premium to the ADSs. Under current Indian regulations and practice, the approval of the Reserve Bank of India is not required for the sale of equity shares underlying ADSs by a non-resident Indian to a resident Indian as well as for renunciation of rights to a resident of India, unless the sale of equity shares underlying the ADSs is through a recognized stock exchange or in connection with the offer made under the regulations regarding takeovers. The shareholders who intend transferring their equity shares shall comply with the procedural requirements set out under the head ‘subsequent transfers’ above.

Transfer of ADSs

A person resident outside India may transfer the ADSs held in Indian companies to another person resident outside India without any permission. An ADS holder is permitted to surrender the ADSs held by him in an Indian Company and to receive the underlying equity shares under the terms of the Deposit Agreement. Under Indian regulations, the re-deposit of these equity shares with the Depository for ADSs may not be permitted.

Shareholders resident outside India who intend to sell or otherwise transfer Equity Shares within India should seek the advice of Indian counsel to understand the requirements applicable at that time.

Question: 9.A.6. If the rights evidenced by the securities being offered or listed are or may be materially limited or qualified by the rights evidenced by any other class of securities or by the provisions of any contract or other documents, include information regarding such limitation or qualification and its effect on the rights evidenced by the securities to be listed or offered.

Not applicable.

Question: 9.A.7. Securities other than Equity Shares

Not applicable. Since the Company does not have any other type of Shares except Equity or Common Share. The Company has Authorized Share Capital comprising 5,00,00,000 (Twenty Five Crores only) Preference Shares but which has not been issued.

Item 10.B. Memorandum and articles of association

10. B.3. Shareholder rights

(a)	Dividend rights.

Our Board of directors recommends the payment of dividend which is then declared by our shareholders in a General Meeting. However, the Board is not obliged to recommend a dividend. Similarly, under our Articles of Association and the Companies Act, our shareholders may, at the Annual General Meeting, declare a dividend in an amount less than that recommended by the board of directors, but they cannot increase the amount of the dividend. The dividend declared by the shareholders, if any, is required to be distributed and paid to shareholders in proportion to the paid-up value of their shares within 30 days of the declaration by the shareholders at the Annual General Meeting. Pursuant to the Companies Act, our Board of Directors has discretion to declare and pay interim dividends without shareholder approval.

Under the Companies Act and rules made thereunder, dividends may be paid out of profits of a Company in that financial year in which the dividend is declared after providing for depreciation or out of the undistributed profits of previous fiscal years after providing for depreciation. Before declaring any dividend in any financial year, Company may transfer a percentage of its profits which it considers appropriate to its reserves. The Companies Act further provides that in case of an inadequacy or absence of profits in any year, a maximum of 10% of paid-up capital can be declared as dividend, subject to other provisions contained in the Companies (Declaration and Payment of Dividend) Rules, 2014.

The Companies Act provides that any dividends that remain unpaid or unclaimed after a period of 30 days from the date of their declaration are to be transferred to a special bank account opened by the Company at an approved bank. We transfer any dividends that remain unpaid or unclaimed within 7 days from the date of expiration of such 30 days period to such account. If any amount in this account has not been claimed by the eligible shareholders within seven years from the date of the transfer, we transfer the unclaimed dividends to an Investor Education and Protection Fund established by the Government of India under the provisions of the Companies Act, 2013.

(b)	Voting rights.

All of our Equity Shares have the same voting rights. For all matters submitted to vote in a shareholders meeting of the Company, every holder of an equity share, as reflected in the records of the Company as on the record date set for the shareholders meeting, shall have one vote in respect of each share held. There are no cumulative voting rights. If you are an ADR holder and the Depositary asks you to provide it with voting instructions, you may instruct the Depositary how to exercise the voting rights for the shares which underlie your ADSs. After receiving voting materials from us, the Depositary will notify the ADR holders of any shareholder meeting or solicitation of consents or proxies. This notice will describe how you may instruct the Depositary to exercise the voting rights for the shares which underlie your ADSs. For instructions to be valid, the Depositary must receive them on or before the date specified. The Depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The Depositary will only vote or attempt to vote as you instruct. The Depositary will not itself exercise any voting discretion. Neither the Depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

(c)	Rights to share in our profits.

See “Dividend Rights” in subsection (a) above.

(d)	Rights to share in any surplus in the event of our liquidation.

As per the Companies Actand the Insolvency and Bankruptcy Code, 2016, certain payments have preference over payments to be made to equity shareholders. These payments having preference include payments to be made by us to our employees, taxes, payments to secured and unsecured lenders and payments to holders of any shares entitled by their terms to preferential repayment over the Equity Shares.

In the event of our Company’s liquidation, all preferential amounts, if any, shall be discharged by us. Our remaining assets shall be distributed to the holders of Equity Shares based upon the proportion of the number of shares held to the total Equity Shares outstanding as on that date.

(e)	Redemption provisions.

Not applicable.

(f)	Sinking fund provisions.

Not applicable.

(g)	Liability to further capital calls by us.

Although our Memorandum and articles of association do provide for certain capital call obligations in respect of any monies unpaid on the shares of a shareholder, all of our issued and outstanding shares have been fully paid in. Accordingly, our shareholders are not obliged to make further contributions with respect to their shares.

(h)	Any provision discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares.

No such provisions are applicable under our Memorandum and articles of association. However, for a summary of the restrictions under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 (the “2011 Takeover Code”), see item 9.A.5. “Type and class of securities” set forth above.

10.B.4. Changes to shareholder rights

Currently, only one class of Equity Shares and preference shares are authorized and outstanding under our Memorandum and articles of association. However, if at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied with the consent in writing of the holders of such proportion of the issued shares of that class as maybe specified in the Companies Act or rules made thereunder, or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. If a capital increase is approved, then our shareholders would generally have certain pre-emptive rights as described above.

10.B.6. Limitations on rights to own securities

No limitations on the rights to own securities are applicable under our memorandum and articles of association. However, for a summary of the restrictions on transfers applicable to both foreign direct investments and portfolio investments, including the requirements under Indian law applicable to the issuance and transfer of ADSs, see item 9.A.5. “Type and class of securities” set forth above.

10.B.7 Change in control

No provisions that would have an effect of delaying, deferring or preventing a change in control of the Company are applicable under our Memorandum and articles of association. However, for a summary of the restrictions under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011, see item 9.A.5. “Type and class of securities” set forth above.

10.B.8 Disclosure of shareholdings

The Companies Act requires that, where the registered owner of shares does not hold the beneficial interest in such shares, both the registered owner and the beneficial owner of such Equity Shares are required to disclose to the Company the nature of their interest, particulars of the registered owner and certain other details.

10.B.9 Differences in the law

See the references to Indian law throughout this “Item 10.B Memorandum and articles of association.”

10.B.10 Changes in capital

The requirements of the memorandum and articles of association regarding changes in capital are not more stringent than the requirements of Indian law.

Item 12. Description of Securities Other than Equity Securities

12.A Debt Securities.

Not applicable.

12.B Warrants and Rights

Not applicable.

12.C Other securities

Not applicable.

12.D American Depositary Shares

Citibank, N.A. located at 388 Greenwich Street, 6th Floor, New York, NY 10013 has been appointed as the Depositary pursuant to the Deposit Agreement.

Each of our American Depositary Shares (or “ADSs”), as evidenced by American Depositary Receipts (or “ADRs”), represents one of our Equity Shares. Our ADSs are issued by the Depositary, and not by us. The ADR is vested with rights defined and enumerated in the Deposit Agreement (such as the rights to vote, to receive a dividend and to receive an equity share of our Company in exchange for a certain number of ADRs). Only the Depositary is registered as shareholder in our share register. An ADR is not an equity share and an ADR holder is not a shareholder of our Company.